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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                        OF THE SECURITIES EXCHANGE ACT OF
                                      1934


                       For the period ended April 6, 2001


                              INZECO HOLDINGS INC.
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                 (Translation of registrant's name into English)


             999 BARTON STREET, STONEY CREEK, ONTARIO L8E 5H4 CANADA
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                    (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X       Form 40-F
                       -----               ---------


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes           No   X
                        -----        ---------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------


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INZECO CHANGES NAME TO RTICA CORPORATION

Stoney Creek, Ontario, Canada: April 6, 2001. Inzeco Holdings Inc. announces that it has changed its name to RTICA Corporation. Accordingly, its trading symbol on CDNX has been changed from IZE to RTN and becomes effective the opening of market on Monday April 9, 2001. Trading under the old symbol IZE will cease at the close of market on Friday April 6, 2001. The Company, originally incorporated in Alberta, is applying to be continued in Ontario.

Inzeco Holdings is engaged in the commercialization of RTICA(R) brand insulation through its wholly owned subsidiary, RTICA Inc. RTICA(R) is a high performance insulation made from recycled PET, a plastic that forms an ever-growing part of the global solid waste stream. It represents no health risk to install and is price-competitive with conventional mineral fiber products.

Inzeco Holdings Inc. is a public company that trades under the symbol IZE on the Canadian Venture Exchange (CDNX). There are approximately 33,000,000 shares outstanding.

More information:
RTICA Corporation                         First Canadian Capital Corp
Warren Arseneau                           Jason C. Monaco
(905) 643-8669                            (416) 742-5600
warren.arseneau@rtica.com                 info@firstcanadiancapital.com

"THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE"



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SEC DECLARES INZECO HOLDINGS REGISTRATION STATEMENT EFFECTIVE.

Stoney Creek, Ontario, Canada: January 23, 2001. Inzeco Holdings Inc. announces that a Registration Statement filed by the Company on Form 10-SB has been declared effective with the United States Securities and Exchange Commission as of January 9, 2001. The Statement covers the resale of 3,557,500 shares of common stock held by certain non-affiliated shareholders who purchased shares in a private placement in Spring, 2000.
THE SALE OF REGISTERED SHARES BY THE SHAREHOLDERS WILL BE MADE ONLY BY MEANS OF THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT.
Inzeco will not receive any proceeds from the resale of the shares.

The Company intends to have its shares trade in the United States on the OTC Bulletin Board within the next few months.

The Company also reports that it will issue 280,750 shares to Nice Investments LLC pursuant to an obligation contained in an agreement that led to a private placement of 2,807,500 shares to NICE Investments in May, 2000. The undertaking required the Company to have its Registration Statement effective no later than December 31, 2000, or issue an additional 10% of shares for no additional consideration. Neither the issuance of the shares nor their resale by NICE is covered by the Registration Statement.

Inzeco Holdings is engaged in the commercialization of RTICA(R) brand insulation through its wholly owned subsidiary, RTICA Inc. RTICA(R) is a high performance insulation made from recycled PET, a plastic that forms an ever-growing part of the global solid waste stream. It represents no health risk to install and is price-competitive with conventional mineral fiber products.

Inzeco Holdings Inc. is a public company that trades under the symbol IZE on the Canadian Venture Exchange (CDNX). There are approximately 33,000,000 shares outstanding.

More information:
Inzeco Holdings Inc.                 First Canadian Capital Corp
Warren Arseneau                      (416) 742-5600
(905) 643-8669                       info@firstcanadiancapital.com
warren.arseneau@rtica.com

"THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE"




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Inzeco Holdings Inc.
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                                           (Registrant)

Date April 6, 2001     By: /s/ Robert Stikeman
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                            *Robert Stikeman,
                             Chief Financial Officer



* Print the name and title of the signing officer under his signature.